

Mail Stop 3720

March 21, 2017

Ewout L. Steenbergen
Chief Financial Officer
S&P Global Inc.
55 Water Street
New York, NY 10041

> **Re:** **S&P Global Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 9, 2017**
> **File No. 001-01023**

Dear Mr. Steenbergen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications